TRANSGLOBE ENERGY CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008

REVENUE
Oil sales, net of royalties and other	$26,462	$39,541	$45,522	$68,889
Derivative loss on commodity contracts (Note 14a)	(3,481)	(20,434)	(3,681)	(24,345)
Other income	32	71	32	134
	23,013	19,178	41,873	44,678

EXPENSES
Operating	5,201	4,465	10,407	8,388
General and administrative	2,363	2,865	4,869	5,137
Foreign exchange gain	(958)	(26)	(654)	(13)
Interest on long-term debt	722	2,604	1,329	4,285
Depletion and depreciation (Note 4)	14,415	9,145	26,432	17,171

	21,743	19,053	42,383	34,968

Income (loss) before income taxes	1,270	125	(510)	9,710

Income taxes - current	5,631	11,574	8,805	18,806
NET LOSS FROM CONTINUING
OPERATIONS	(4,361)	(11,449)	(9,315)	(9,096)

NET INCOME FROM DISCONTINUED
OPERATIONS (Note 5)	-	6,084	-	8,189
NET LOSS	(4,361)	(5,365)	(9,315)	(907)

Retained earnings, beginning of period	83,476	62,245	88,430	57,787

RETAINED EARNINGS, END OF PERIOD	$79,115	$56,880	$79,115	$56,880

Net loss from continuing operations
per share (Note 12)
Basic	$(0.07)	$(0.19)	$(0.15)	$(0.15)
Diluted	(0.07)	(0.19)	(0.15)	(0.15)
Net income from discontinued operations per
share (Note 12)
Basic	-	0.10	-	0.13
Diluted	-	0.10	-	0.13
Net loss per share (Note 12)
Basic	(0.07)	(0.09)	(0.15)	(0.02)
Diluted	(0.07)	(0.09)	(0.15)	(0.02)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Net loss	$(4,361)	$(5,365)	$(9,315)	$(907)
Other comprehensive loss:
Foreign currency translation adjustment	-	916	-	(886)

COMPREHENSIVE LOSS	$(4,361)	$(4,449)	$(9,315)	$(1,793)

See accompanying notes to the consolidated financial statements.

Q2 2009	17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited – Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$23,952	$7,634
Accounts receivable	25,774	28,701
Derivative commodity contracts (Note 14a)	-	2,336
Prepaid expenses	1,048	822
Assets of discontinued operations (Note 5)	400	764

	51,174	40,257

Derivative commodity contracts (Note 14a)	-	472
Property and equipment (Note 4)	170,304	179,329
Goodwill (Note 6)	8,180	8,180

	$229,658	$228,238

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,847	$15,852
Income taxes payable	79	79
Derivative commodity contracts (Note 14a)	1,375	-
Liabilities of discontinued operations (Note 5)	43	342

	15,344	16,273

Derivative commodity contracts (Note 14a)	166	-
Long-term debt (Note 7)	52,551	57,230

	68,061	73,503

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	65,781	50,532
Contributed surplus (Note 10)	5,821	4,893
Accumulated other comprehensive income (Note 11)	10,880	10,880
Retained earnings	79,115	88,430

	161,597	154,735

	$229,658	$228,238

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment

Ross G. Clarkson, Director	Fred J. Dyment, Director

18	Q2 2009

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008

CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net loss	$(4,361)	$(5,365)	$(9,315)	$(907)
Net income from discontinued operations	-	6,084	-	8,189
Net loss from continuing operations	(4,361)	(11,449)	(9,315)	(9,096)
Adjustments for:
Depletion and depreciation	14,415	9,145	26,432	17,171
Amortization of deferred financing charges	205	1,632	322	1,696
Stock-based compensation (Note 9)	480	452	970	766
Unrealized derivative loss on commodity
contracts	3,378	17,061	4,349	19,468
Changes in non-cash working capital	657	(8,763)	118	(10,408)
Cash provided by continuing operations	14,774	8,078	22,876	19,597
Cash provided by discontinued operations	278	1,495	65	6,292

	15,052	9,573	22,941	25,889

FINANCING
Increase in long-term debt	-	-	-	40,000
Repayments of long-term debt	(5,000)	(55,000)	(5,000)	(55,000)
Deferred financing costs	-	(36)	-	(1,184)
Options surrendered for cash payments (Note 8)	-	-	-	(256)
Issue of common shares for cash (Note 8)	-	112	16,392	514
Issue costs for common shares (Note 8)	(19)	-	(1,185)	-
Changes in non-cash working capital	207	322	(879)	596

	(4,812)	(54,602)	9,328	(15,330)

INVESTING
Exploration and development expenditures	(8,480)	(4,897)	(17,406)	(11,178)
Acquisition	-	(241)	-	(44,459)
Changes in non-cash working capital	151	(148)	1,455	(2,976)
Cash used by continuing operations	(8,329)	(5,286)	(15,951)	(58,613)
Cash provided by discontinued operations	-	50,081	-	47,019

	(8,329)	44,795	(15,951)	(11,594)

Effect of exchange rate changes on cash and cash
equivalents	-	(28)	-	(21)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	1,911	(262)	16,318	(1,056)

CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD	22,041	11,935	7,634	12,729

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,952	$11,673	$23,952	$11,673

Supplemental Disclosure of Cash Flow
Information
Cash interest paid	$517	$972	$1,007	$2,584
Cash taxes paid	5,631	11,574	8,805	18,806
Cash is comprised of cash on hand and balances
with banks	23,952	11,673	23,952	11,673
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

Q2 2009	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2009 and December 31, 2008 and for the periods ended June 30, 2009 and 2008
(Unaudited – Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at June 30, 2009 and December 31, 2008 and for the three and six-month periods ended June 30, 2009 and 2008, and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2008, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2008. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) Financial Instruments Disclosures

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot be reasonably determined at this time.

20	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS

Corporate Acquisition

GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

The above allocation of the purchase price is final and reflects the post-closing adjustments settled in the three-month period ended June 30, 2008.

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases on the West Gharib Concession. The total cost of the acquisition was $18.0 million, adjusted to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases. As at December 31, 2008, no additional fees are due in 2009. The value of the net assets acquired has been assigned to property and equipment. Following this property acquisition, TransGlobe holds 100% working interest in the West Gharib Concession in Egypt.

4. PROPERTY AND EQUIPMENT

The Company capitalized overhead costs relating to exploration and development activities during the three and six months ended June 30, 2009 of $0.4 million and $1.2 million, respectively, in Egypt (2008 - $0.4 million and $0.5 million, respectively) and $0.1 million and $0.2 million, respectively, in Yemen (2008 - $0.01 million and $0.03 million, respectively).

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended June 30, 2009 totalled $9.7 million in Egypt (2008 - $9.9 million) and $9.1 million in Yemen (2008 - $6.8 million).

Future development costs for proved reserves included in the depletion calculations for the three months ended June 30, 2009 totalled $1.9 million in Egypt (2008 - $2.3 million) and $11.0 million in Yemen (2008 - $6.9 million).

5. DISCONTINUED OPERATIONS

On April 30, 2008, the Company sold its Canadian oil and natural gas interests for C$56.7 million, subject to normal closing adjustments. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

Discontinued operations as at June 30, 2009 included current assets of $0.1 million, property and equipment of $0.3 million, and current liabilities of $0.04 million. Discontinued operations at December 31, 2008 included current assets of $0.5 million, property and equipment of $0.3 million, and current liabilities of $0.3 million.

Q2 2009	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2009	2008	2009	2008
Revenue
Oil and gas sales, net of royalties and other	-	$2,088	-	$8,655

Expenses
Operating	-	436	-	2,302
Depletion, depreciation and accretion	-	-	-	2,678
	-	436	-	4,980
Gain on disposition, net of tax	-	4,432		4,432
Income from discontinued operations before taxes	-	6,084	-	8,107
Future income tax recovery	-	-	-	82

Net income from discontinued operations	-	$6,084	-	$8,189

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.4 million. Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Balance, beginning of period	$8,180	$4,313
Changes during the period	-	3,867

Balance, end of period	$8,180	$8,180

7. LONG-TERM DEBT

	As at	As at
(000s)	June 30, 2009	December 31, 2008
Revolving Credit Agreement	$53,000	$58,000
Unamortized transaction costs	(449)	(770)
	52,551	57,230

Current portion of long-term debt	-	-
	$52,551	$57,230

As at June 30, 2009, the Company has a $60.0 million Revolving Credit Agreement of which $53.0 million is drawn. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and six months ended June 30, 2009, the average effective interest rate was 4.6% and 4.4%, respectively (2008 – 6.6% and 7.0%, respectively). In the three and six months ended June 30, 2009, the Company incurred $Nil (2008 - $0.04 million and $1.2 million, respectively) in fees to draw on its Revolving Credit Agreement.

The future debt payments on long-term debt, as of June 30, 2009, are as follows:

(000s)
2009	$-
2010	53,000

8. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

22	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issued

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	59,500	$50,532	59,627	$50,128
Share issuance	5,798	16,312	-	-
Stock options exercised	30	80	173	512
Stock options surrendered for cash payments	-	-	-	(256)
Stock-based compensation on exercise	-	42	-	403
Repurchase of common shares	-	-	(300)	(255)
Share issue costs	-	(1,185)	-	-

Balance, end of period	65,328	$65,781	59,500	$50,532

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (net C$18.6 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the three and six months ended June 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

9. STOCK OPTION PLAN

Stock options

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price	Options	Price
Options outstanding, beginning of period	5,600	$3.73	2,936	$4.11
Granted	45	2.29	3,457	3.45
Exercised for common shares	(30)	2.44	(173)	2.25
Surrendered for cash payments	-	-	(150)	2.66
Forfeited/expired	(179)	4.55	(470)	4.93

Options outstanding, end of period	5,436	$3.70	5,600	$3.73

Options exercisable, end of period	2,174	$4.17	1,758	$4.17

Stock-based compensation

Stock-based compensation expense of $0.5 million and $1.0 million has been recorded in the Consolidated Statements of Income (Loss) and Retained Earnings for the three and six months ended June 30, 2009, respectively (2008 - $0.5 million and $0.8 million, respectively). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2009 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.04
Risk-free interest rate (percent)	1.86
Expected volatility (percent)	44.81
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Options granted vest annually over a three-year period and expire five years after the grant date.

10. CONTRIBUTED SURPLUS

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Contributed surplus, beginning of period	$4,893	$3,562
Stock-based compensation expense	970	1,734
Transfer to common shares on exercise of options	(42)	(403)

Contributed surplus, end of period	$5,821	$4,893

Q2 2009	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2009	December 31, 2008
Accumulated other comprehensive income, beginning of period	$10,880	$11,766
Other comprehensive income (loss):
Foreign currency translation adjustment	-	(886)

Accumulated other comprehensive income, end of period	$10,880	$10,880

12. PER SHARE AMOUNTS

In calculating the net (loss) income per share, net (loss) income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2009	2008	2009	2008
Weighted average number of shares outstanding	65,328	59,775	63,529	59,744
Dilutive effect of stock options	-	-	-	-

Weighted average number of diluted shares
outstanding	65,328	59,775	63,529	59,744

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six-month periods ended June 30, 2009 and 2008, the Company excluded all stock options outstanding as there was a net loss in the periods then ended.

13. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the net income or loss (including net income or loss from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	June 30, 2009	December 31, 2008

Shareholders’ equity	$161,597	$154,735
Long-term debt, including the current portion	52,551	57,230
Cash and cash equivalents	(23,952)	(7,634)

Total capital	$190,196	$204,331

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	June 30, 2009	December 31, 2008
Long-term debt, including the current portion	$52,551	$57,230

Cash flow from operating activities	$54,845	$57,793
Changes in non-cash working capital	(9,178)	1,474
Funds flow from operations	$45,667	$59,267

Ratio	1.2	1.0

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

24	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2009.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as assets held-for-trading and its derivative commodity contracts as financial assets or liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2009
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$23,952	$23,952
Loans and receivables	25,774	25,774
Financial liabilities held-for-trading	1,541	1,541
Other liabilities	66,441	66,890

Credit Risk

Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2009
Neither impaired nor past due	$16,344
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	-
31-60 days	3,226
61-90 days	2,784
Over 90 days	3,420

In Egypt, the Company sold all of its 2009 production to one purchaser. In Yemen, the Company sold all of its 2009 Block 32 production to one purchaser and all of its 2009 Block S-1 production to one purchaser.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at June 30, 2009:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
July 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00

Q2 2009	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would increase the net loss, for the three and six months ended June 30, 2009, by $1.6 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would decrease the net loss, for the three and six months ended June 30, 2009, by $1.4 million.

b) Foreign Currency Exchange Risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net loss for the three and six months ended June 30, 2009, of approximately $0.4 million, and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net loss by said amount for the same periods. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2009 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three and six months ended June 30, 2009, by $0.1 million and $0.3 million, respectively. The effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the three and six months ended June 30, 2009, by $0.1 million and $0.3 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2009:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$13,890	$13,890	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	-	53,000	-	-
Office and equipment leases	No	680	361	319	-	-
Minimum work commitments[3]	No	12,720	1,400	2,500	8,820	-
Total		$80,290	$15,651	$55,819	$8,820	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2009 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of $16.3 million in the first quarter of 2009 through a share issuance.

The existing banking arrangements at June 30, 2009 consist of a Revolving Credit Facility of $60.0 million of which $53.0 million is drawn.

The table below shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $68.06/Bbl at June 30, 2009:

(000s)
Less than 1 year	$1,375
1-3 years	166

15. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 14).

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred funds in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

26	Q2 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the Production Sharing Agreement (“PSA”) for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimal financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q2 2009	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

	Egypt		Yemen		Total
			Six Months Ended June 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$26,541	$27,697	$18,981	$41,192	$45,522	$68,889
Other income	-	33	-	-	-	33

Total revenue	26,541	27,730	18,981	41,192	45,522	68,922

Segmented expenses
Operating expenses	5,454	2,037	4,953	6,351	10,407	8,388
Depletion and depreciation	21,403	10,921	4,937	6,173	26,340	17,094
Income taxes	5,784	8,639	3,021	10,167	8,805	18,806

Total segmented expenses	32,641	21,597	12,911	22,691	45,552	44,288

Segmented (loss) income	$(6,100)	$6,133	$6,070	$18,501	(30)	24,634

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					3,681	24,345
General and administrative					4,869	5,137
Interest on long-term debt					1,329	4,285
Depreciation					92	77
Foreign exchange gain					(654)	(13)
Other income					(32)	(101)

Total non-segmented expenses					9,285	33,730

Net loss from continuing
operations					(9,315)	(9,096)
Net income from discontinued
operations (Note 5)					-	8,189

Net loss					$(9,315)	$(907)

Capital expenditures
Exploration and development	$12,932	$6,513	$4,316	$4,581	$17,248	$11,094
Corporate					158	84
Corporate acquisitions					-	36,602

Total capital expenditures					$17,406	$47,780

28	Q2 2009

	Egypt		Yemen		Total
			Three Months Ended June 30
(000s)	2009	2008	2009	2008	2009	2008
Revenue
Oil sales, net of royalties and other	$16,522	$17,632	$9,940	$21,909	$26,462	$39,541
Other income	-	2	-	-	-	2

Total revenue	16,522	17,634	9,940	21,909	26,462	39,543

Segmented expenses
Operating expenses	2,667	1,326	2,534	3,139	5,201	4,465
Depletion and depreciation	11,930	5,994	2,436	3,111	14,366	9,105
Income taxes	3,588	5,515	2,043	6,059	5,631	11,574

Total segmented expenses	18,185	12,835	7,013	12,309	25,198	25,144

Segmented (loss) income	$(1,663)	$4,799	$2,927	$9,600	1,264	14,399

Non-segmented expenses
Derivative loss on commodity contracts
(Note 14a)					3,481	20,434
General and administrative					2,363	2,865
Interest on long-term debt					722	2,604
Depreciation					49	40
Foreign exchange gain					(958)	(26)
Other income					(32)	(69)

Total non-segmented expenses					5,625	25,848

Net loss from continuing operations					(4,361)	(11,449)
Net income from discontinued
operations (Note 5)					-	6,084

Net loss					$(4,361)	$(5,365)

Capital expenditures
Exploration and development	$5,623	$3,195	$2,771	$1,634	$8,394	$4,829
Corporate					86	68

Total capital expenditures					$8,480	$4,897

	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
	2009	2008	2009	2008	2009	2008
Property and equipment	$120,201	$128,672	$49,288	$49,909	$169,489	$178,581
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	30,984	27,517	11,354	6,430	42,338	33,947
Segmented assets	$159,365	$164,369	$60,642	$56,339	220,007	220,708
Non-segmented assets					9,251	6,766
Discontinued operations					400	764

Total assets					$229,658	$228,238

For further information, please contact:
Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary
Tel: (403) 268-9868
Cell: (403) 472-0053
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com

Q2 2009	29